Exhibit 4.14

2000

SUBSCRIPTION AGREEMENT

between

PEPTIDE THERAPEUTICS GROUP plc

and

BAXTER INTERNATIONAL INC.

Weil, Gotshal & Manges

TABLE OF CONTENTS

		Page

1	DEFINITIONS AND INTERPRETATION	1
2	AGREEMENT TO SUBSCRIBE	8
3	COMPLETION	9
4	ANNOUNCEMENTS	11
5	RESTRICTIONS ON SALES AND NO STANDSTILL	11
6	APPOINTMENT OF DIRECTOR	13
7	COMPANY’S WARRANTIES	14
8	BAXTER’S WARRANTIES	18
9	CHANGE OF CONTROL	19
10	FURTHER TERMS	19
11	COSTS	20
12	FURTHER ASSURANCE	20
13	GENERAL	20
14	ASSIGNMENT AND THIRD PARTY RIGHTS	21
15	NOTICES	21
16	GOVERNING LAW AND JURISDICTION	21
17	COUNTERPARTS	22

THIS AGREEMENT is made on                  2000 between the following parties:

(1)	PEPTIDE THERAPEUTICS GROUP plc, a company incorporated in England and Wales (registered no: 2863682) whose registered office is at Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT (the “Company”); and

(2)	BAXTER INTERNATIONAL INC., a company incorporated in Delaware whose principal place of business is at One Baxter Parkway, Deerfield, IL 60015-4633, USA (“Baxter”).

WHEREAS

(A)	The Company is a public company limited by shares incorporated on 19 October 1993 in England and Wales under the Companies Act 1985 and having at the date hereof an authorised share capital of £10,000,000 divided into 100,000,000 ordinary shares of 10p each, of which 78,934,358 such shares are issued and fully paid.

(B)	On the terms and conditions set out herein Baxter has agreed to subscribe and the Company has agreed to allot to Baxter a number of ordinary shares of 10p each in the Company.

IT IS AGREED as follows:-

1	DEFINITIONS AND INTERPRETATION

1.1	The Recitals form part of this Agreement and any references to this Agreement shall include the Recitals.

1.2	In this Agreement the following words and expressions shall have the following meanings:-

“Act”	the Companies Act 1985

“acting in concert”	shall bear the same meaning as in the Code

“Admission”	means Admission to Listing together with Admission to Trading

“Admission to Listing”	admission to the Official List of the UK Listing Authority and such admission becoming effective by the UK Listing Authority disseminating an announcement in accordance with paragraph 7.1 of Chapter 7 of the Listing Rules

“Admission to Trading”	admission to trading on the London Stock Exchange

“Appointment Letter”	means the letter of appointment in the agreed form between the Company and the Baxter Director (as defined in Clause 6.1) setting out the terms of the appointment of the Baxter Director to the Board

“Arilvax Sub-Distribution Agreement”	means the agreement between PTL and Baxter Healthcare Corporation in the agreed form to be entered into once the Medeva Consent is obtained by PTL whereby PTL appoints Baxter Healthcare Corporation as its exclusive sub-distributor for Arilvax in the USA

“Articles”	means the current articles of association of the Company

“Baxter Group”	Baxter and any holding company or subsidiary of Baxter or a subsidiary of a holding company of Baxter from time to time

“Baxter Person”	means (i) Baxter, (ii) any member of the Baxter Group and (iii) any person or persons with whom Baxter or any member of the Baxter Group are acting in concert in relation to the Company

“Board”	means the board of directors of the Company from time to time

“business day”	means a day other than a Saturday or Sunday on which banks in the City of London are open for all forms of normal banking business

“Change of Control”	means the acquisition by any person or persons (other than a Baxter Person or any Baxter Persons and any Baxter Persons in a concert party with non-Baxter Persons shall be disregarded in determining whether there has been a Change of Control) who in relation to each other are acting in concert of such number of shares in the Company which, when added to any shares in the Company already held or controlled by them, confer in aggregate more than 50% of the total voting rights conferred by all the shares in the capital of the Company for the time being in issue and having the right to attend and vote at general meetings of the Company

“Circular”	means the circular to be sent by the Company to its shareholders in connection with the Subscription and which comprises listing particulars and a Class 1 circular in relation to the Company and which contains the notice convening the EGM

“Code”	means The City Code on Takeovers and Mergers

“Commercial Agreements”	means (a) each of the Option Agreement, the Contract Manufacturing Agreement and the Vero Cell Know-How Licence or if, at Completion, Medeva consent has been obtained (b) each of the Arilvax Sub-Distribution Agreement, the Contract Manufacturing Agreement and the Vero Cell Know-How Licence and severally each is a “Commercial Agreement”

“Company’s Solicitors”	Weil, Gotshal & Manges, One South Place, London EC2M 2WG

“Completion”	completion of the subscription of the First Subscription Shares in accordance with Clause 3

“Contract Manufacturing Agreement”	means the agreement between Baxter Healthcare Corporation, Baxter Healthcare S.A, OraVax and the Company in the agreed form to be entered into on Completion whereby the aforementioned Baxter companies appoint OraVax as their exclusive manufacturer for certain vaccine intermediates, such manufacturing functions to be performed by OraVax at the Canton facility in Massachusetts, USA

“Directors”	means the directors of the Company as at the date of this Agreement

“EGM”	the extraordinary general meeting of the Company to be convened for 4 December 2000 as soon as practicable thereafter but in any event on or before 28 December 2000 for the purpose of passing the Resolutions pursuant to the notice of EGM included in the Circular

“disposal”	means, in respect of the Subscription Shares and any other Ordinary Shares, any sale, grant of options, transfer, charge, pledge, hypothecation or other disposal of any nature whatsoever, and "dispose” shall be construed accordingly

“First Subscription”	the subscription of the First Subscription Shares by Baxter pursuant to the terms of this Agreement

“First Subscription Amount”	£10,431,880

“First Subscription Date”	4 December 2000 or if later the day of the passing of the Resolutions

“First Subscription Price”	means in relation to the First Subscription Shares 115p per share

“First Subscription Shares”	9,071,200 Ordinary Shares

“Fourth Subscription”	the subscription of the Fourth Subscription Shares by Baxter pursuant to the terms of this Agreement

“Fourth Subscription Amount”	£6,954,586.50 less the Rights Issue Amount (if any) in accordance with Clause 10.5 and only to the extent that the same Rights Issue Amount has not been deducted from the Second Subscription Amount or Third Subscription Amount

“Fourth Subscription Date”	1 June 2003

“Fourth Subscription Price”	means in relation to the Fourth Subscription Shares 150p per share

“Fourth Subscription Shares”	means the number of Ordinary Shares (rounded down to the nearest whole number) which is calculated by dividing the Fourth Subscription Amount by the Fourth Subscription Price

“FSA”	the Financial Services Act 1986

“Group”	the Company and its subsidiaries and subsidiary undertakings

“Group Company”	the Company or one of its subsidiaries or subsidiary undertakings

“Healthcare Organisation”	any organisation (including its subsidiary, holding and associated companies) in which the majority of the organisation’s activities are that of providing healthcare, pharmaceutical or other related goods or services

“Listing Rules”	the listing rules made by the UK Listing Authority for the purposes of Part IV of the FSA and in the exercise of its functions in respect of the admission of securities to the Official List otherwise than in accordance with Part IV of the FSA 1986

“London Stock Exchange”	London Stock Exchange plc

“Medeva Consent”	the consent of Medeva to the appointment of Baxter Healthcare Corporation as PTL’s sub-distributor of Arilvax on the terms and conditions of the Arilvax Sub-Distribution Agreement

“Option Agreement”	means the agreement between PTL and Baxter Healthcare Corporation in the agreed form to be entered into on Completion pursuant to which Baxter Healthcare Corporation shall provide advice, assistance and consultancy services to PTL pending receipt of the Medeva Consent and whereby PTL grants Baxter Healthcare Corporation the exclusive option to enter into the Arilvax Sub-Distribution Agreement within ten (10) business days of receiving written notification from PTL that Medeva Consent has been obtained

“OraVax”	OraVax Inc. a wholly-owned US subsidiary of the Company

“Ordinary Shares”	ordinary shares of 10p each in the capital of the Company as consolidated or subdivided from time to time

“PTL”	Peptide Therapeutics Limited, a wholly-owned subsidiary of the Company

“Press Announcement”	the press announcement giving information relating, inter alia, to this Agreement and the Commercial Agreements in the agreed form

“Qualifying Rights Issue”	means an offer by the Company to its shareholders to subscribe for new Ordinary Shares on a pre-emptive basis at a price per new Ordinary Share of less than 130p

“Relevant Date”	means the earlier of (i) third anniversary of the First Subscription Date and (ii) 15 December 2003

“Resolutions”	means (i) an ordinary resolution of the Company increasing the authorised share capital of the Company by an amount at least sufficient to enable allotment of the Subscription Shares to Baxter; (ii) an ordinary resolution of the Company conferring on the Board authority pursuant to section 80 of the Act at least sufficient to enable allotment of the Subscription Shares to Baxter; (iii) a special resolution of the Company conferring on the Board power pursuant to section 95 of the Act at least sufficient to enable allotment of the Subscription Shares to Baxter without the need to offer them first to shareholders of the Company; and (iv) an ordinary resolution of the Company approving the Subscription and the Commercial Agreements

“Rights Issue Amount”	means the sterling amount subscribed by Baxter from time to time for new Ordinary Shares in taking up its entitlement to new Ordinary Shares pursuant to a Qualifying Rights Issue

“Second Subscription”	the subscription of the Second Subscription Shares by Baxter pursuant to the terms of this Agreement

“Second Subscription Amount”	£3,477,293.30 less the Rights Issue Amount (if any) in accordance with Clause 10.5

“Second Subscription Date”	1 June 2001

“Second Subscription Price”	means in relation to the Second Subscription Shares 130p per share

“Second Subscription Shares”	means the number of Ordinary Shares (rounded down to the nearest whole number) which is calculated by dividing the Second Subscription Amount by the Second Subscription Price

“Subscription”	the subscription of the Subscription Shares by Baxter pursuant to the terms of this Agreement

“Subscription Amount”	means the Second Subscription Amount, the Third Subscription Amount or the Fourth Subscription Amount as the context so requires

“Subscription Dates”	means each of the First Subscription Date, the Second Subscription Date, the Third Subscription Date and the Fourth Subscription Date and each is a “Subscription Date”

“Subscription Shares”	up to 21,349,994 Ordinary Shares to be subscribed by Baxter pursuant to the terms of this Agreement

“Supplemental Warranties”	the representations and warranties contained in Clause 7.11

“Third Subscription”	the subscription of the Third Subscription Shares by Baxter pursuant to the terms of this Agreement

“Third Subscription Amount”	£6,954,586.80 less the Rights Issue Amount (if any) in accordance with Clause 10.5 and only to the extent that the same Rights Issue Amount has not been deducted against the Second Subscription Amount

“Third Subscription Date”	1 June 2002

“Third Subscription Price”	means in relation to the Third Subscription Shares 140p per share

“Third Subscription Shares”	means the number of Ordinary Shares (rounded down to the nearest whole number) which is calculated by dividing the Third Subscription Amount by the Third Subscription Price

“UK Listing Authority”	means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the FSA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part IV of the FSA, including where the context so permits, any committee, employee, officer or servant to whom any function of the UK Listing Authority may for the time being be delegated

“Vero Cell Know-How Licence”	means the agreement between OraVax and Baxter AG in agreed form to be entered into at Completion whereby Baxter AG grants to OraVax the sole right and licence to use a working cell bank of Vero Cell Line and technical information relating to the same for the making, using and selling of West Nile and Japanese encephalitis vaccines throughout the world

“Warranties”	means the representations and warranties contained in Clause 7.1

1.3	In this Agreement, a reference to:

1.3.1	a “subsidiary” or “holding company” shall be construed in accordance with section 736 of the Act and a reference to “subsidiary undertaking” shall be construed in accordance with section 258 of the Act.

1.3.2	a document in the “agreed form” is a reference to a document in a form approved and for the purposes of identification signed by or on behalf of the parties or in such other form as may be agreed by or on behalf of the parties;

1.3.3	a statutory provision includes a reference to:-

(a)	a statutory provision as modified or re-enacted or both before the date of this Agreement; and

(b)	any subordinate legislation made under the statutory provision before the date of this Agreement;

1.3.4	person includes a reference to any body corporate, unincorporated association or partnership;

1.3.5	a person includes a reference to that person’s legal personal representatives, successors and assigns;

1.3.6	a Clause or Schedule, unless the context otherwise requires, is a reference to a Clause of or schedule to this Agreement;

1.4	The headings in this Agreement shall not affect the interpretation of this Agreement.

1.5	References to interests in Ordinary Shares or any other shares (whether in the Company or otherwise) shall be construed in accordance with Sections 198 to 209 of the Act and “interested” shall be construed accordingly.

2	AGREEMENT TO SUBSCRIBE

2.1	Subject to and conditional only upon the passing of the Resolutions at the EGM and subject to clause 2.3, Baxter agrees:

2.1.1	on the First Subscription Date to subscribe the First Subscription Amount for the First Subscription Shares at the First Subscription Price;

2.1.2	on the Second Subscription Date to subscribe the Second Subscription Amount for the Second Subscription Shares at the Second Subscription Price;

2.1.3	on the Third Subscription Date to subscribe the Third Subscription Amount for the Third Subscription Shares at the Third Subscription Price; and

2.1.4	on the Fourth Subscription Date to subscribe the Fourth Subscription Amount for the Fourth Subscription Shares at the Fourth Subscription Price

and the Company agrees to allot and issue the respective Subscription Shares to Baxter on the respective Subscription Dates.

2.2	The Subscription Shares to be issued to Baxter pursuant to Clause 2.1 shall be issued fully paid up and free from all liens, charges and encumbrances and shall on issue rank pari passu in all respects with existing Ordinary Shares then in issue.

2.3	At any time after the First Subscription Date, Baxter may, by giving to the Company 15 business days’ written notice, set a revised subscription date for the Second Subscription, the Third Subscription and the Fourth Subscription (the “Accelerated Subscription Date”). In the event that the Company is required by the Listing Rules to issue listing particulars in relation to the Second, Third and Fourth Subscription the Accelerated Subscription Date shall be the first practicable day following the publication of the listing particulars by the Company. On the Accelerated Subscription Date, Baxter shall subscribe for the Second Subscription Shares, the Third Subscription Shares and the Fourth Subscription Shares at the relevant price referred to in clauses 2.1.2, 2.1.3 and 2.1.4 respectively. In the event that Baxter serves a notice pursuant to this clause 2.3, the Company and Baxter shall comply with their respective obligations as set out in clauses 3.3, 3.4 and 3.5 on the Accelerated Subscription Date.

2.4	The Company agrees to convene the EGM for a date no later than 28 December 2000 and to use reasonable endeavours to procure that the EGM is held on or prior to such date and that the Resolutions are duly passed at the EGM. If all of the Resolutions are not duly passed at an EGM held on or before 28 December 2000 the parties shall have no further obligations whatsoever to each other in relation to the Subscriptions or the Commercial Agreements. The Company shall obtain Baxter’s approval (such approval not to be unreasonably withheld) to the sections in the Circular which describe the Baxter Group, its business or the arrangements contemplated by this Agreement.

2.5	In the event that between the date of the Circular and the date of the EGM a director of the Company publicly states that he no longer supports the proposed transaction described in the Circular (the “Transaction”) and accordingly the Board is unable to unanimously recommend the Transaction or should the Board change its recommendation of the Transaction prior to the EGM and the Resolutions are not passed by the requisite shareholder majority then the Company shall pay to Baxter within 30 days of the EGM an abort fee of £200,000.

3	COMPLETION

3.1	Completion of the First Subscription shall take place on the First Subscription Date when:-

3.1.1	Baxter shall pay the Company the First Subscription Amount for the First Subscription Shares by telegraphic transfer to the following account (the “Peptide Account”):-

Account Name: Account Number: Sort Code: Bank:	Peptide Therapeutics Group plc 40683167 20-17-19 Barclays Bank, Bene’t Street Business Centre, PO Box No. 2, Cambridge, CB2 3PZ

3.1.2	the Company shall allot the First Subscription Shares to Baxter subject only to Admission becoming effective and will deliver to Baxter a certified copy of the resolution of the Board making such conditional allotment;

3.1.3	the Company shall instruct the registrars to deliver to Baxter a duly executed share certificate in respect of the First Subscription Shares within 5 business days of Admission;

3.1.4	Baxter shall deliver the Commercial Agreements to the Company duly executed by Baxter, Baxter Healthcare Corporation, Baxter Healthcare S.A. or Baxter AG (as appropriate); and

3.1.5	the Company shall deliver to Baxter the Commercial Agreements duly executed by OraVax, PTL or the Company (as appropriate).

3.2	Neither party is obliged to complete this Agreement unless the other party complies with its obligations under Clause 3.1. The Company will use reasonable endeavours to procure Admission of the First Subscription Shares and pending Admission all matters relating to completion of the First Subscription shall be held in escrow by the Company’s Solicitors. Immediately on Admission all matters relating to completion of the First Subscription shall be released from escrow by the Company’s Solicitors. If Admission of the First Subscription Shares does not become effective on or before the fifteenth business day (or such later date as Baxter and the Company may agree) following the allotment of the First Subscription Shares (the “First End Date”) Baxter may at its option terminate this Agreement. If Baxter does not terminate in such circumstances the Company will be under a continuing obligation to use reasonable endeavours to procure Admission of the First Subscription Shares within 90 days of the First End Date (the “Second End Date”). The Agreement will terminate if Admission of the First Subscription Shares does not occur by the Second End Date. In the event of termination upon the First or Second End Date the parties shall have no obligations whatsoever to each other in relation to the Subscriptions or the Commercial Agreements and the Company shall repay to Baxter the First Subscription Price (with interest actually earned by the Company in the period) paid by Baxter to the Company pursuant to Clause 3.1.1 above.

3.3	On the Second Subscription Date:

3.3.1	Baxter shall pay to the Company the Second Subscription Amount for the Second Subscription Shares by telegraphic transfer to the Peptide Account;

3.3.2	the Company shall allot the Second Subscription Shares to Baxter; and

3.3.3	the Company shall instruct the registrars to deliver to Baxter a duly executed share certificate in respect of the Second Subscription Shares within 5 business days of Admission.

The Company will use reasonable endeavours to procure Admission of the Second Subscription Shares and pending Admission all matters relating to completion of the Second Subscription shall be held in escrow by the Company’s Solicitors. Immediately on Admission all matters relating to completion of the Second Subscription shall be released from escrow by the Company’s Solicitors. If Admission of the Second Subscription Shares does not become effective on or before the fifteenth business day (or such later date as Baxter and the Company may agree) following the allotment of the Second Subscription Shares (the “Third End Date”) Baxter may at its option terminate this Agreement. If Baxter does not terminate in such circumstances the Company will be under a continuing obligation to use reasonable endeavours to procure Admission of the Second Subscription Shares within 90 days of the Third End Date (the “Fourth End Date”). The Agreement will terminate if Admission of the Second Subscription Shares does not occur by the Fourth End Date. In the event of termination upon the Third or Fourth End Date the parties shall have no obligations whatsoever to each other in relation to the Second Subscription and the Company shall repay to Baxter the Second Subscription Price (with interest actually earned by the Company in the period) paid by Baxter to the Company.

3.4	On the Third Subscription Date:

3.4.1	Baxter shall pay the Company the Third Subscription Amount for the Third Subscription Shares by telegraphic transfer to the Peptide Account;

3.4.2	the Company shall allot the Third Subscription Shares to Baxter; and

3.4.3	the Company shall instruct the registrars to deliver to Baxter a duly executed share certificate in respect of the Third Subscription Shares within 5 business days of Admission.

The Company will use reasonable endeavours to procure Admission of the Third Subscription Shares and pending Admission all matters relating to completion of the Third Subscription shall be held in escrow by the Company’s Solicitors. Immediately on Admission all matters relating to completion of the Third Subscription shall be released from escrow by the Company’s Solicitors. If Admission of the Third Subscription Shares does not become effective on or before the fifteenth business day (or such later date as Baxter and the Company may agree) following the allotment of the Third Subscription Shares (the “Fifth End Date”) Baxter may at its option terminate this Agreement. If

Baxter does not terminate in such circumstances the Company will be under a continuing obligation to use reasonable endeavours to procure Admission of the Third Subscription Shares within 90 days of the Fifth End Date (the “Sixth End Date"). The Agreement will terminate if Admission of the Third Subscription Shares does not occur by the Sixth End Date. In the event of termination on the Fifth or Sixth End Date the parties shall have no obligations whatsoever to each other in relation to the Third Subscription and the Company shall repay to Baxter the Third Subscription Price (with interest actually earned by the Company in the period) paid by Baxter to the Company.

3.5	On the Fourth Subscription Date:

3.5.1	Baxter shall pay to the Company the Fourth Subscription Amount for the Fourth Subscription Shares by telegraphic transfer to the Peptide Account;

3.5.2	the Company shall allot the Fourth Subscription Shares to Baxter ; and

3.5.3	the Company shall instruct the registrars to deliver to Baxter a duly executed share certificate in respect of the Fourth Subscription Shares within 5 business days of Admission.

The Company will use reasonable endeavours to procure Admission of the Fourth Subscription Shares and pending Admission all matters relating to completion of the Fourth Subscription shall be held in escrow by the Company’s Solicitors. Immediately on Admission all matters relating to completion of the Fourth Subscription shall be released from escrow by the Company’s Solicitors. If Admission of the Fourth Subscription Shares does not become effective on or before the fifteenth business day (or such later date as Baxter and the Company may agree) following the allotment of the Fourth Subscription Shares (the “Seventh End Date”) Baxter may at its option terminate this Agreement. If Baxter does not terminate in such circumstances the Company will be under a continuing obligation to use reasonable endeavours to procure Admission of the Fourth Subscription Shares within 90 days of the Seventh End Date (the “Eighth End Date”). The Agreement will terminate if Admission does not occur by the Eighth End Date. In the event of termination on the Seventh or Eighth End Date the parties shall have no obligations whatsoever to each other in relation to the Fourth Subscription and the Company shall repay to Baxter the Fourth Subscription Price (with interest actually earned by the Company in the period) paid by Baxter to the Company.

4	ANNOUNCEMENTS

The Press Announcement shall be issued (including to the UK Listing Authority) immediately following execution of this Agreement. Apart from the Press Announcement no other public announcement, communication or circular (other than the Circular or to the extent required by law, a regulatory authority, the UK Listing Authority, The London Stock Exchange or the Panel on Takeovers and Mergers) concerning the transactions referred to in this Agreement shall be made or despatched by any party without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed).

5	RESTRICTIONS ON SALES AND NO STANDSTILL

5.1	Baxter undertakes and agrees with the Company that:-

5.1.1	during the period from the date of this Agreement up to and including the Relevant Date, it will retain (1) all the Subscription Shares subscribed for by it;

(2) Ordinary Shares subscribed for by it by reference to Subscription Shares pursuant to a Qualifying Rights Issue but only where Baxter elects to deduct the Rights Issue Amount from a Subscription in accordance with Clause 10.5 (“Rights Shares”); and (3) any Ordinary Shares which are issued to it by way of capitalisation of profits or bonus issue in respect of any of the Subscription Shares or the Rights Shares subscribed for by it, and during such period will not dispose of or agree to dispose of any interest in all or any such Subscription Shares, Rights Shares or Ordinary Shares;

5.1.2	after the Relevant Date, any disposal by Baxter of Ordinary Shares acquired or subscribed for by it (together with any Ordinary Shares issued by way of capitalisation of profits or bonus issue in respect of such Ordinary Shares) during the period from the date of this Agreement up to and including the Relevant Date be made through the Company’s brokers so long as the terms on which they are willing to effect the sale are no less advantageous to Baxter than terms which Baxter can obtain from elsewhere; and

5.1.3	in the event that the Company makes an off market purchase of Ordinary Shares approved by the Company’s shareholders which has the effect of increasing Baxter’s interest in the share capital of the Company to twenty per cent. (20%) or more of the issued share capital of the Company, then notwithstanding Clause 5.1.1, Baxter shall be permitted to sell such number of Subscription Shares or Rights Shares as would have the effect of reducing its interest in the issued share capital of the Company to nineteen point nine per cent. (19.9%).

5.2	The restrictions contained in Clause 5.1 shall not apply to any of the following:-

5.2.1	any compromise or arrangement under Section 425 of the Act providing for the acquisition by any person (or group of persons acting in concert) of 50 per cent. or more of the equity share capital of the Company; or

5.2.2	any scheme of reconstruction under Section 110 of the Insolvency Act 1986 in relation to the Company; or

5.2.3	an acceptance by Baxter of a general offer for the share capital of the Company made in accordance with the Code or otherwise where such offer relates to the entire share capital of the Company other than any shares held or controlled by the offeror or persons acting in concert with him or it for the purposes of the Code in relation to such offer and which is either (i) recommended by the Board of Directors of the Company or (ii) unconditional as to acceptances; or

5.2.4	to the sale, transfer or other disposal of any title to or interest in any Ordinary Shares which are subject to Clause 5.1 by Baxter to any member of the Baxter Group PROVIDED THAT:-

(a)	any such transferee shall first agree with the Company to be bound by the restrictions to which Baxter is subject under this Agreement as regards such interests by execution of a deed of adherence in a form approved by the Company (such approval not to be unreasonably withheld); and

(b)	in the event that any such transferee ceases to be such a subsidiary or subsidiary undertaking, any such interest in any such Ordinary Shares will first be transferred to Baxter or any of its subsidiaries or subsidiary undertakings as Baxter shall specify and shall be held subject to the restrictions to which Baxter is subject under this Agreement.

5.3	Baxter will procure that any Baxter Person who acquires any Ordinary Shares at any time during the period from the date of this Agreement until the Relevant Date (and irrespective of whether such Ordinary Shares are subscribed for or otherwise acquired and irrespective of whether they are acquired from Baxter or another Baxter Person or otherwise) complies with the provisions of clause 5.1, subject only to the exceptions contained in clause 5.2

5.4	This Agreement does not in any way restrict or prevent Baxter or any Baxter Person from acquiring further shares in the Company. Baxter acknowledges that it is bound by the provisions of the Code and undertakes to the Company to comply at all times with the provisions of the Code.

6	APPOINTMENT OF DIRECTOR

6.1	Upon Completion, and subject to the Articles, the Directors will appoint a person nominated in writing by Baxter as a non-executive director of the Company (the “Baxter Director”). The Baxter Director must be acceptable to the Directors, such acceptance not to be unreasonably withheld and will be appointed on the terms of the Appointment Letter and subject to the memorandum and articles of association of the Company. Baxter has the right on giving written notice to the Company at any time, subject always to Baxter procuring the resignation of the existing Baxter Director to nominate another person to be the Baxter Director in place of the Baxter Director previously nominated by Baxter whereupon the Directors will appoint such person (being acceptable to the Directors, such acceptance not to be unreasonably withheld). Baxter shall ensure that the Baxter Director and any Baxter Person with whom the Baxter Director shares information properly obtained by the Baxter Director in his capacity as a non-executive director is kept confidential.

6.2	The Company will use reasonable endeavours to procure that the Baxter Director is duly re-appointed in accordance with the Articles at the next Annual General Meeting of the Company following the date of his appointment and when proposed for re-election by rotation and the Company will not, prior to the EGM, appoint such number of additional Directors to the Board which would prevent the Company from validly appointing the Baxter director.

6.3	If Baxter or any Baxter Person:

6.3.1	following the Relevant Date, as a result of any disposal or transfer (otherwise than pursuant to clause 5.2.4) ceases to own fifteen per cent. (15%) or more of the Ordinary Shares; or

6.3.2	is in breach of any of its obligations under this Agreement and the breach has not been cured within thirty days of receipt by Baxter from the Company of notice specifying reasonable details of the breach alleged; or

6.3.3	terminates this Agreement in accordance with Clause 9.

Baxter shall procure the immediate removal from the Board of the Baxter Director. If Baxter does not voluntarily procure the resignation and removal from the Board of the Baxter Director then the Directors shall, in accordance with the Articles, immediately procure the removal of the Baxter Director from the Board by notice in writing to the Baxter Director without any liability of any nature whatsoever to Baxter, any Baxter Person or the Baxter Director.

7	COMPANY’S WARRANTIES

7.1	The Company warrants to Baxter that, as at the date of the Circular and immediately prior to the EGM, save as disclosed in the Circular or in any supplementary prospectus or supplementary listing particulars published by the Company prior to the EGM:-

7.1.1	The Circular complies in all respects with the FSA and the Listing Rules.

7.1.2	Each statement of fact contained in the Circular is true and accurate in all material respects and not misleading in any material respect. Each forecast, estimate and expression of opinion, intention or expectation contained in the Circular is made on reasonable grounds, is honestly held, is fairly based and has been made after due and careful enquiry and consideration.

7.1.3	The Circular contains all information about the Group which is or might be material for disclosure to a prospective subscriber of the Subscription Shares and their respective professional advisers or which they would reasonably require, and reasonably expect to find there, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of the Group and the rights attaching to the Subscription Shares.

7.1.4	No information has been omitted from the Circular which makes a statement of fact, forecast, estimate or expression of opinion, intention or expectation in the Circular untrue, inaccurate or misleading in a material respect or which, in the context of the Subscription, is material for disclosure in the Circular.

7.1.5	Except as disclosed in the Circular, there are no rights (conditional or otherwise) to require the issue of any shares or other securities (including, without limitation, any loan capital) of a Group Company (other than to another Group Company) which are outstanding.

7.1.6	There is no fact or circumstance which is not disclosed in the Circular which ought to be taken into account by the UK Listing Authority or the London Stock Exchange in considering the suitability for listing and trading respectively of the Subscription Shares.

7.1.7	The Group has sufficient working capital for its present requirements taking into account the Subscriptions to be made by Baxter pursuant to this Agreement.

7.1.8	The Accounts:

(a)	have been prepared on bases consistent with the bases on which the consolidated accounts of the Company for the year ended 31 December 1998 were prepared;

(b)	have been prepared and audited in accordance with and comply with the Act and all applicable accounting standards, principles and practices generally accepted in the United Kingdom; and

(c)	give a true and fair view of the assets, liabilities and the state of affairs of the Group as at 31 December 1999 and of the consolidated losses of the Group for the financial year ended on that date.

7.1.9	No circumstances have arisen or so far as the Company is actually aware are about to arise in which a person is, or would with the giving of notice, lapse of time or both become, entitled to require repayment of a Group Company’s borrowing or indebtedness in the nature of borrowing before its stated maturity or performance of a guarantee given by a Group Company. No Group Company has received notice to repay under an agreement relating to borrowing or indebtedness in the nature of borrowing which is repayable on demand.

7.1.10	No Group Company and no person for whose acts or defaults any Group Company is vicariously liable is involved, or has during the twelve months ending on the date of this Agreement been involved, in any civil, criminal, arbitration, administrative or other proceedings in any jurisdiction which, by itself or with other proceedings, is of material importance in the context of the Group taken as a whole or may have a significant effect on the financial position of the Group taken as a whole; and so far as the Company is actually aware no such civil, criminal, arbitration, administrative or other proceeding in any jurisdiction is pending or threatened by or against a Group Company or a person for whose acts or defaults a Group Company may be vicariously liable.

7.1.11	no Group Company has taken any action nor so far as the Company is actually aware have any other steps been taken or legal proceedings started or threatened against any Group Company for its winding up or dissolution, or for it to enter into any arrangement or composition for the benefit of creditors, or for the appointment of a receiver, trustee, administrator, administrative receiver or similar officer of it or any of its properties, revenues or assets;

7.1.12	subject only to the Resolutions being passed by the shareholders of the Company, the Company and the Directors have power under the Company’s memorandum and articles or pursuant to resolutions duly passed in general meeting (such resolutions not having lapsed or been revoked) to allot and issue the Subscription Shares in the manner proposed by this Agreement and to enter into, perform and complete all the arrangements contemplated by this Agreement in accordance with its terms without any further sanction or consent and have taken all such actions as may be necessary to approve the execution and delivery of this Agreement by the Company and to approve the performance of the arrangements contemplated herein and this Agreement will when executed on behalf of the Company constitute a legally binding obligation of the Company;

7.1.13	in the case of each document (“Prior Document”) issued and each announcement (“Prior Announcement”) made to the public or the press or the London Stock Exchange or the UK Listing Authority by or on behalf of the Company since 31 December 1999 and attached hereto as Appendix 1 (but save as disclosed in any such document or announcement issued or made after the publication of such Prior Document or Prior Announcement) all statements of fact contained therein which are material in the context of the Subscription were, when made, and remain, true and accurate in all material respects;

7.1.14	save as disclosed in any Prior Documents or Prior Announcements, since 31 December 1999 the business of the Group has been carried on in the ordinary and usual course and since such date no material (in the context of the Group as a whole) acquisition or disposal or binding agreement to make any material (in the context of the Group as a whole) acquisition or disposal of any business, company or material (in the context of the Group as a whole) asset other than in the ordinary course of business has been made or entered into by the Group;

7.1.15	the allotment and issue of the Subscription Shares will comply with the Act, the FSA, the Listing Rules and the rules and regulations of the London Stock Exchange;

7.1.16	subject only to the Company’s shareholders passing the Resolutions, neither the creation, allotment or issue of the Subscription Shares nor their Admission nor the performance of this Agreement by the Company will infringe any powers or restrictions of or the terms of any contract legally binding upon the Company or any member of the Group or the constitutional documents of the Company or any member of the Group.

7.2	The Company acknowledges that Baxter has entered into this Agreement in reliance upon the Warranties. The Warranties shall be separate and independent.

7.3	The Warranties and the Supplemental Warranties when given shall remain in full force and effect notwithstanding the completion of all matters and arrangements referred to in or contemplated by this Agreement.

7.4	In the event of a material breach of Warranty at Completion, Baxter shall be entitled (at its option) to terminate this Agreement in its entirety or to proceed with the First Subscription. In the event that Baxter elects to proceed to Completion of the First Subscription notwithstanding the breach of Warranty, the parties agree that Baxter’s only remedy for breach of Warranty shall be to claim damages. In the event that Baxter elects to terminate this Agreement, Baxter shall waive any right it may have to bring a claim against the Company for breach of Warranty.

7.5	Subject to Clause 7.6, in the event of a material breach of a Supplemental Warranty at a Subscription Date, Baxter shall be entitled (at its option) to terminate this Agreement in its entirety or to proceed with the Subscription. In the event that Baxter elects to proceed to completion of the Subscription, notwithstanding the breach of Supplemental Warranty, the parties agree that Baxter’s only remedy for breach of Supplemental Warranty shall be to claim damages. In the event that Baxter elects to terminate this Agreement, Baxter shall waive any right it may have to bring a claim against the Company for breach of Supplemental Warranty.

7.6	In the event that the Company is in breach of the Warranty set out in Clause 7.11.3 but has obtained from a lender to a Group Company or the beneficiary of a guarantee issued by a Group Company a confirmation that the breach of the terms of the borrowing or guarantee would be remedied by the relevant Subscription taking place, then Baxter shall have no right to either terminate the Agreement or to bring a claim for breach of Supplemental Warranty.

7.7	The aggregate liability of the Company in respect of all claims for breach of the Warranties shall not exceed:-

7.7.1	£10,431,880 if the First Subscription is completed; or

7.7.2	£13,909,173.30 if the First and Second Subscriptions are completed.

7.8	The aggregate liability of the Company in respect of all claims for breach of the Supplemental Warranties shall not exceed:-

7.8.1	£6,954,586.80 if the Third Subscription is completed; or

7.8.2	£6,954,586.50 if the Fourth Subscription is completed.

7.9	The Company shall have no liability for any claim for breach of the Warranties unless notice in writing of the claim (stating in reasonable detail the nature of the claim and, so far as practicable, the amount claimed) has been given to the Company on or before the later of 30 September 2001 and the date of publication of the Company’s annual accounts for the year ended 31 December 2000.

7.10	Any claim which has been made against the Company for breach of the Warranties and which has not been previously satisfied, settled or withdrawn shall be deemed to have been withdrawn and shall become fully barred and unenforceable on the expiry of the period of six months commencing on the date on which notice of the claim was given to the Company in accordance with Clause 7.9 unless proceedings in respect of the claim shall have been issued and served on the Company.

7.11	Immediately prior to each Subscription after the First Subscription, the Company shall be deemed to warrant to Baxter that:

7.11.1	neither the allotment nor issue of the Subscription Shares nor their Admission will breach the terms of or the terms of any contract legally binding upon the Company or any member of the Group or the constitutional documents of the Company or any member of the Group;

7.11.2	the allotment and issue of the Subscription Shares will comply with the Act, the FSA, the Listing Rules and rules and regulations of the London Stock Exchange;

7.11.3	neither the Company nor any member of the Group is in material breach or material default of any Group Company borrowing or guarantee issued by a Group Company relating to a Group Company borrowing and no valid demand for repayment has been made in respect of such borrowing or guarantee.

7.11.4	no order has been made or petition presented or resolution passed for the winding-up of the Company or any trading subsidiary of the Company which is material in the context of the Group (a “Major Subsidiary”) and there being no outstanding petition or order for winding-up or administration of or appointment of a receiver over the whole or any part of the undertaking or assets of the Company or a Major Subsidiary or the appointment of a liquidator and there being no voluntary arrangement between the Company or a Major Subsidiary and any of its creditors or any distress or execution or other process being levied in respect of them or any of them which remains undischarged.

7.12	The Company shall have no liability for breach of a Supplemental Warranty unless notice in writing of the claim (stating in reasonable detail the nature of the claim and, so far as practicable, the amount claimed) has been given to the Company on or before the expiry of a period of 9 months from the relevant Subscription Date.

7.13	Clause 7.10 shall apply mutatis mutandis to claims made against the Company for breach of a Supplemental Warranty, save that the reference in Clause 7.10 to “Warranties” shall be deemed to be a reference to “Supplemental Warranties” and the reference to “Clause 7.9” shall be deemed to be a reference to “Clause 7.12”.

8	BAXTER’S WARRANTIES

8.1	Baxter represents and warrants to the Company that:-

8.1.1	it has all necessary power and authority to enter into, perform and complete all the arrangements contemplated by this Agreement in accordance with its terms without any sanction or consent and that this Agreement will when entered into by Baxter constitute a legally binding obligation of Baxter enforceable in accordance with its terms;

8.1.2	the execution and delivery of, and the performance by Baxter of its obligations under, this Agreement will not:

(i)	result in a breach of any provisions of the bye-laws of Baxter;

(ii)	result in a breach of, or constitute a default under, any instrument to which Baxter is a party or by which Baxter is bound; or

(iii)	result in breach of any order, judgment or decree of any court or governmental agency to which Baxter is a party or by which Baxter is bound;

8.1.3	it is subscribing for the Subscription Shares for its own account and not on behalf of any other person;

8.1.4	it is a person falling within Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (SI No. 1586);

8.1.5	it does not have knowledge of any fact or matter which is a breach of any of the Warranties.

8.2	Baxter acknowledges that the Company has entered into this Agreement in reliance upon the representations and warranties in Clause 8.1. The Warranties shall be separate and independent.

8.3	Clause 8.1 shall remain in full force and effect notwithstanding the completion of all matters and arrangements referred to in or contemplated by this Agreement.

8.4	Baxter confirms to the Company as at the date thereof that save for the Warranties, in connection with the Subscription by it for Subscription Shares, neither the Company nor any other person whatsoever (including any employee, director, officer or agent of the Company or any adviser to any of them) has made and nor do they hereby make any representation, warranty or undertaking in respect of any matter or thing (including, without limitation, the Subscription Shares being subscribed, the Company or its assets and liabilities) and it has not relied on any representation, warranty or undertaking or any information save for the Warranties in subscribing for Subscription Shares pursuant to this Agreement.

9	CHANGE OF CONTROL

9.1	On the occurrence of a Change of Control of the Company, Baxter may within 60 days of the Change of Control occurring by written notice to the Company immediately terminate this Agreement and if the Subscription of any Subscription Shares has not yet been completed such Subscriptions will not be completed.

9.2	If Baxter elects pursuant to clause 9.1. to complete all outstanding Subscriptions early, then the Company and Baxter will complete all outstanding Subscriptions within 15 business days of receipt by the Company of the notice referred to in clause 9.1. In the event that the Company is required by the Listing Rules to issue listing particulars in relation to the Subscription, the Subscription Date shall be the first business day following the publication of the listing particulars by the Company

9.3	If Baxter does not exercise any of the options in clause 9.1 within the 60 day period mentioned in that clause, this Agreement shall continue in full force and effect unamended.

10	FURTHER TERMS

10.1	The Company hereby undertakes to Baxter that for so long as any of the Subscriptions remain outstanding:

10.1.1	it shall at all times maintain available for issue a number of unissued Ordinary Shares sufficient to satisfy the outstanding Subscriptions;

10.1.2	it will procure that the Board has at all times all necessary authorities to allot and issue such number of Ordinary Shares as are necessary to satisfy the outstanding Subscriptions on a non-preemptive basis;

10.1.3	it will not issue new Ordinary Shares directly to any Healthcare Organisation so that the Healthcare Organisation would, as a result of such allotment, own directly or indirectly 10% or more of the enlarged issued ordinary share capital of the Company. In the event that the Company issues any new Ordinary Shares directly to any Healthcare Organisation, it will only do so on the basis that such Healthcare Organisation undertakes that it will not acquire further Ordinary Shares that would result in the Healthcare Organisation owning directly or indirectly 10% or more of the enlarged issued ordinary share capital of the Company. This Clause shall not restrict the Company issuing new Ordinary Shares to a Healthcare Organisation as a result of such Healthcare Organisation taking up its rights as a shareholder to a pre-emptive offer of the Ordinary Shares to the Company’s shareholders generally;

10.1.4	notwithstanding Clause 5.1.1, it will use reasonable endeavours to permit Baxter to participate on a pro rata basis in any on market purchase of Ordinary Shares by the Company.

10.2	If Ordinary Shares are consolidated into Ordinary Shares of a higher nominal value than 10p or subdivided into Ordinary Shares of a smaller nominal value than 10p, the number of Subscription Shares not then subscribed for by Baxter and/or the Subscription Price in respect of such Subscription Shares shall be adjusted so that the aggregate nominal value of such Subscription Shares remains unchanged and the Subscription Price remains unchanged.

10.3	In the event of any dispute as to any adjustment pursuant to Clause 10.2, either party may refer the matter to the Company’s auditors (acting as experts) whose decision on the matter will (in the absence of manifest error) be final and binding upon the parties.

10.4	If the Company undertakes a Qualifying Rights Issue, Baxter undertakes and agrees to subscribe in full for all of its pre-emptive entitlement to new Ordinary Shares pursuant to such Qualifying Rights Issue.

The Company shall, prior to publication of a prospectus or listing particulars, relating to a Qualifying Rights Issue give Baxter at least twenty-one business days notice prior to such publication date (the “Impact Date”). Baxter shall within five business days prior to the Impact Date confirm in writing to the Company whether or not Baxter will at the next Subscription Date deduct from the relevant Subscription Amount the sum to be subscribed for by Baxter and taking up its pro rata entitlement pursuant to the Qualifying Rights Issue. In the event that Baxter fails to notify the Company of its intentions pursuant to this Clause 10.4, Baxter shall waive its right to deduct the Rights Issue Amount from the relevant Subscription Amount.

11	COSTS

Each party shall pay its own costs of and incidental to the negotiation, preparation, execution and implementation by it of this Agreement.

12	FURTHER ASSURANCE

Each party shall (at its own expense) do and execute or procure to be done and executed all necessary acts, deeds, documents and things within their power as may be reasonably necessary to give effect to this Agreement.

13	GENERAL

13.1	This Agreement constitutes the entire agreement between the parties relating to the subject matter of this Agreement and supersedes all previous such agreements.

13.2	No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties.

13.3	The failure to exercise or delay in exercising a right or remedy under this Agreement shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise or the right or remedy or the exercise of any other right or remedy.

13.4	Except as expressly provided in this Agreement the rights and remedies contained in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

13.5	Any date, time or period referred to in this Agreement shall be of the essence except only to the extent to which the parties agree in writing to vary any date, time or period in which event the varied date, time or period shall be of the essence.

14	ASSIGNMENT AND THIRD PARTY RIGHTS

14.1	No party shall assign or transfer or purport to assign or transfer any of its rights or obligations under this Agreement provided that Baxter may assign all of its rights under this Agreement to any member of the Baxter Group on condition that should that company leave the Baxter Group the rights will be assigned back to Baxter.

14.2	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

15	NOTICES

15.1	Any notice or other communication under or in connection with this Agreement shall be in writing in the English language and shall be delivered personally or sent by first class post pre-paid recorded delivery (and by air mail if overseas) or by telefax to the party due to receive the same at its address as set out in this Agreement or to such other address, as either party may specify by notice in writing to the other.

15.2	In the absence of evidence of earlier receipt, any notice or other communication shall be deemed to have been duly given:

15.2.1	if delivered personally, when left at the address referred to in Clause 15.1;

15.2.2	if sent by mail other than air mail, two days after posting it;

15.2.3	if sent by air mail, six days after posting it;

15.2.4	if sent by telefax, on completion of its transmission.

15.3	For the avoidance of doubt, notice given under this Agreement shall not be validly served if sent by e-mail.

16	GOVERNING LAW AND JURISDICTION

16.1	This Agreement is governed by, and shall be construed in accordance with, English law.

16.2	The courts of England shall have exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Agreement (respectively, “Proceedings” and “Disputes”) and, for such purposes, the parties irrevocably submit to the jurisdiction of the courts of England.

16.3	Each party irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any Disputes and agrees not to claim that the courts of England are not a convenient or appropriate forum.

16.4	Each party agrees that the process by which any Proceedings are begun in England may be served

(i)	on the Company by being delivered in accordance with Clause 15 its address as set out in this Agreement. Nothing contained in this Clause 15.4 shall affect the right to serve process in any other manner permitted by law;

(ii)	on Baxter, by being delivered to Baxter Healthcare Limited, Caxton Way, Thetford, IP24 3SE marked for the attention of the Company Secretary.

17	COUNTERPARTS

This Agreement may be executed in any number of counterparts each of which when executed and delivered shall be an original, but all the counterparts together shall constitute one and the same instrument.

AS WITNESS the hands of the parties or their duly authorised representatives the day and year first above written.

SIGNED by	)

for and on behalf of PEPTIDE	)

THERAPEUTICS GROUP plc	)

in the presence of:	)

SIGNED by	)

for and on behalf of BAXTER	)

INTERNATIONAL INC.	)

in the presence of:	)